October 4, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Amarin Corporation plc

Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 8, 2013
File No. 0-21392

Dear Mr. Rosenberg:

This letter is submitted on behalf of Amarin Corporation plc (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 filed on February 28, 2013 and the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2013 filed on August 8, 2013, as set forth in your letter dated September 23, 2013 addressed to John F. Thero, President and Principal Financial Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development

1.	We note your material investment annually in R&D and you discuss research and development projects in your filing in numerous sections. Please provide us proposed disclosure to be included in future periodic filings that addresses the following:

•	For each of your key research and development projects, please disclose the following:

•	The costs incurred during each period presented;

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

October 4, 2013

•	The nature of efforts and steps necessary to complete the project;

•	The risks and uncertainties associated with completing development;

•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

•	Future milestones such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency that can be reliably determined.

•	If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please disclose the reasons for and the amount of the expected change.

RESPONSE:

The Company acknowledges the Staff’s comment and confirms that in future filings it will identify and discuss key research and development projects, if any, in a manner consistent with the Staff’s comment.

For purposes of illustration, the Company hereby provides the Staff with proposed draft disclosure it would expect to include in the Company’s Quarterly Report on Form 10-Q for the current quarter ended September 30, 2013. Similar disclosure would be included in the Company’s Annual Report on Form 10-K for the current year ended December 31, 2013 and to the extent necessary, the Company would provide updated disclosures in other future periodic filings.

The following table summarizes research and development spending by category:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

REDUCE-IT study
Other clinical trial programs
Pre-approval commercial supply
Regulatory filing fees
Internal staffing, overhead and other

Research and development expense, excluding non-cash expense
Non-cash stock-based compensation

Total research and development expense

The increase in research and development expenses for both the three and nine months ended September 30, 2013, as compared to the same periods in 2013, is primarily due to [                    ].

In December 2011, we announced commencement of patient dosing in our cardiovascular outcomes study of Vascepa, titled REDUCE-IT, which is designed to evaluate the efficacy of Vascepa in reducing major cardiovascular

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

October 4, 2013

events in a high risk patient population on statin therapy. The study duration is dependent on the rate of clinical events in the study which rate may be affected by the number of patients enrolled in the study and the epidemiology of the patients enrolled in the study. We manage the study through a contract research organization (CRO) through which all costs for this outcomes study are incurred with the exception of costs for clinical trial material (CTM) and costs for internal management. Our internal personnel are responsible for managing multiple projects and their costs are not specifically allocated to REDUCE-IT or any other individual project. For 2013, we anticipate that CRO and CTM costs for REDUCE-IT will total approximately $XX to $XX million. The aggregate cost of this outcomes study will depend on the rate of clinical events in the study and cannot be reasonably estimated at this time. In September 2013, we reached the milestone of 6,000 patients enrolled in this study. We anticipate completing patient enrollment in the study in 20XX. We anticipate that our costs for this outcomes study will continue to represent the most significant component of our research and development expenditures. Based on the results of REDUCE-IT, we may seek additional indications for Vascepa beyond the indications studied in the ANCHOR or MARINE trials.

In 2012 and 2013, other clinical trial programs primarily consisted of fixed dose combination studies. In December 2012, we completed dosing and pharmacokinetic sampling in a study to test a fixed-dose combination of Vascepa capsules and a leading statin which we refer to as AMR102. In August 2013, we completed dosing in a randomized, open-label, single-dose, 4-way cross-over study to continue testing of the relative bioavailability of AMR102 capsules, Vascepa capsules with a selected statin taken concomitantly, Vascepa taken alone and the selected statin taken alone. We anticipate results from this study either late in the second half of 2013 or in the first half of 2014. We expect that additional costs to complete the study, excluding costs of our internal personnel, will be less than $XX million. Future costs related to the development of AMR102 beyond the ongoing study cannot be reasonably estimated until we evaluate the results of the ongoing study.

Until an API supplier is approved by the FDA to manufacture commercial supply of Vascepa, all Vascepa purchased from such supplier is included as a component of research and development expense. Upon approval of the supplier, we capitalize subsequently received Vascepa API purchases from such supplier as inventory. Purchases of Vascepa API received and expensed before such regulatory approvals are not subsequently capitalized, and all such purchases are quarantined and not used for commercial supply until such time as the supplier that produced the API is approved. The commercial supply expense for the periods shown above represents inventory received from Nisshin prior to NDA approval of Vascepa on July 26, 2012 or received from our other suppliers prior to their sNDA approvals. In April 2013, sNDAs were approved for two of our additional suppliers, BASF and Chemport. An sNDA was submitted in August 2013 for Novasep as part of the Slanmhor consortium. The amount of commercial supply that we receive from Novasep prior to sNDA approval of this supplier depends upon production schedules at Novasep and the timing of regulatory approval and we are unable to estimate these amounts at this time. We will continue to expense inventory received from the unapproved supplier until such time as applicable FDA approval is obtained.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

October 4, 2013

The regulatory filing fees primarily represent costs incurred in connection with regulatory filings associated with requests for regulatory approvals, such as the sNDA for the ANCHOR indication and annual FDA fees for maintaining manufacturing sites.

Non-cash stock-based compensation expense represents the costs associated with equity awards issued to internal staff supporting our research and development and regulatory functions.

Internal staffing, overhead and other research and development expenses primarily relate to the costs of our personnel employed to managed research, development and regulatory affairs activities and related overhead costs including consulting and other professional fees that are not allocated to specific projects. Such costs also include costs related to qualifying suppliers and legal costs. We currently do not anticipate the level of such expenses to vary significantly in the fourth quarter of 2013 or in 2014.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

(9) Commitments and Contingencies

Royalty and Milestone Obligations, page F-18

2.	We have the following comments regarding your disclosure and accounting for the $11.6 million milestone payment to the former shareholders of Laxdale Limited related to the 2004 acquisition of your rights to Vascepa:

•	Please provide us your basis for establishing an eighteen year amortization life.

•	In doing so, please address your disclosure under “Risk Factors” (page 35) of your Form 10-K and your Form 10-Q (page 39) for the period ended June 30, 2013, which indicates that, in spite of your best efforts and ongoing dialogue with the FDA, a decision on Amarin’s pending NCE exclusivity request for Vascepa has not been rendered.

•	Tell us how you considered that if the NCE is obtained, it only provides five years of marketing exclusivity.

RESPONSE:

The Company advises the Staff that, as stated in Note 9 to the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, the amortization period for the $11.6 million milestone payment made to the former shareholders of Laxdale Limited was based on the estimated useful life of the intellectual property and improvements thereon that the Company acquired from Laxdale, which are further described in Item 1. - Business within Patents, Proprietary Technology and Trade Secrets and in Item 1A. - Risk Factors within Risks Related to our Intellectual Property and Regulatory Exclusivity. The 18-year amortization period was determined based on the currently expected expiration dates of certain of the Company’s patents covering Vascepa that expire in 2030. The amortization period was not based on the additional exclusivity protection the Company is seeking in the United States from the Food and Drug Administration in the form of five-year, so-called New Chemical Entity, or NCE, marketing exclusivity.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

October 4, 2013

As stated in Note 2 to the aforementioned financial statements, the Company elected to amortize this payment on a straight-line basis, which the Company believes is appropriate as the majority of cash flows are expected to be generated ratably over the estimated useful life and no degradation of the cash flows over time is currently anticipated.

By way of background, NCE marketing exclusivity would preclude FDA approval of generic copies of Vascepa during a five-year exclusivity period. NCE marketing exclusivity would operate independent of, and would run contemporaneously with, the exclusivity provided by our currently existing patent estate covering Vascepa. As noted above and in the Company’s disclosures, most of the patents covering Vascepa have terms that extend into 2030. NCE marketing exclusivity, if granted, would extend through July 25, 2017, five years from the July 26, 2012 FDA approval of Vascepa (not including additional exclusivity related thereto that may be afforded under six-month pediatric extension exclusivity and a 30-month stay against the commercial launch of any generic version of Vascepa).

As a result of the contemporaneous protection afforded by NCE exclusivity, it does not impact the amortization period of the Laxdale milestone payment that is tied to the Vascepa patent estate. Instead, NCE marketing exclusivity would act to strengthen the Company’s patent estate by precluding competitors from challenging the validity of its patents for the first four years of the five-year NCE exclusivity period.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Six Months Ended June 30, 2013 versus June 30, 2012

Cost of Goods Sold, page 23

3.	You state that “The cost of the API included in cost of goods sold reflects the average cost of API included in inventory. This average cost reflects the actual purchase price of Vascepa API, as well as a portion of API carried at zero cost for material which was purchased prior to FDA approval of Vascepa on July 26, 2012.” Please provide us proposed disclosure to be included in future periodic filings addressing the following:

•	Quantify the impact this zero cost inventory had on your historical results of operations, including Cost of Goods Sold and Gross Margin percentages, for each period and/or year presented;

•	Quantify the estimated selling value of zero cost inventory on hand as of the latest period presented and indicate its remaining shelf life; and

•	Estimate, based on your current sales trends, the time period when the zero cost inventory will be depleted.

RESPONSE:

The Company acknowledges the Staff’s comment and confirms that in future filings it will include the requested information concerning the cost of inventory in a manner consistent with the Staff’s comment, to the extent applicable.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

October 4, 2013

For purposes of illustration, the Company hereby provides the Staff with proposed draft disclosure it would expect to include in the Company’s Quarterly Report on Form 10-Q for the current quarter ended September 30, 2013. Similar disclosure would be included in the Company’s Annual Report on Form 10-K for the current year ended December 31, 2013 and to the extent necessary, the Company would provide updated disclosures in other future periodic filings.

During the three and nine months ended September 30, 2013, the cost basis of product sold that had a carrying value of zero was $XX and $XX, respectively. Had such inventories been valued at acquisition cost, it would have resulted in a corresponding increase in cost of goods sold and a corresponding decrease in gross margin during such periods. We expect current inventories with a carrying value of zero to be utilized by the end of 2013, however, the Company may have additional zero cost inventories in the future to the extent that we receive approval of the sNDA for our fourth commercial supplier.

As of September 30, 2013, the Company maintained inventory with a carrying value of zero and an acquisition cost of $XX, which has an estimated net realizable value of $XX based on our average net selling price for the three months ended September 30, 2013.

*******

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (908) 719-1315.

Sincerely,

/s/ John F. Thero

John F. Thero
President, Chief Financial Officer

Enclosures

cc:	Joseph T. Kennedy, Amarin Corporation plc

Michael H. Bison, Goodwin Procter LLP